Exhibit 12.1

					Exhibit 12.1
BFC Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
		(In thousands)
Earnings Available to Cover Fixed Charges:
Income (loss) from continuing operations before taxes	64,683	64,378	96,898	60,462	(6,662)
Loss (Income) from equity investees	1,565	573	30	(186)	(1,256)
	66,248	64,951	96,928	60,276	(7,918)
Add: Fixed charges:
Interest on borrowings	$42,173	47,402	50,621	59,964	78,277
Interest portion of rent expense	4,536	4,271	3,593	4,634	6,582
Total fixed charges (1)	46,709	51,673	54,214	64,598	84,859
Earnings available to cover fixed charges	$112,957	116,624	151,142	124,874	76,941
Ratio of earnings to fixed charges	2.42	2.26	2.79	1.93	0.91

(1) Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.